Navistar International Corporation 2701 Navistar Dr. Lisle, IL 60532 USA P : 331-332-5000 W : www.navistar.com	Richard Tarapchak Senior Vice President and Corporate Controller

Confidential Treatment of Portions of this Letter

Has Been Requested by Navistar International Corporation

Pursuant to 17 C.F.R. § 200.83.

Such Omissions Are Denoted as [***Redacted***]

March 18, 2014

VIA EDGAR

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Mail Stop 3561

Washington, DC 20549

Re:	Navistar International Corporation

Form 10-K for the fiscal year ended October 31, 2013, filed December 20, 2013

File No. 001-09618

Dear Ms. Cvrkel:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated February 18, 2014 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended October 31, 2013 (“2013 10-K”) of Navistar International Corporation (“Navistar,” the “Company,” or “we”). For your convenience, we have set forth below the text of the comments contained in the Comment Letter followed by our responses.

Please note that Navistar is requesting confidential treatment pursuant to Rule 83 of the Rules on Information Request, 17 C.F.R. § 200.83, with respect to certain portions of this letter. Confidential information was omitted by means of redacting a portion of the text, with the word “[***Redacted***]” inserted in place of any portions so omitted. We have separately submitted a copy of this letter containing the redacted portions with the Staff, and requested the return of these materials in accordance with Rule 12b-4 under the Exchange Act of 1934, as amended.

United States Securities and Exchange Commission	Confidential Treatment Requested by
March 18, 2014	Navistar International Corporation

Annual Report on Form 10-K for the fiscal year ended October 31, 2013

Item 1A. Risk Factors, page 15

1.	Please refer to the introductory paragraph. We note your disclosure that “[t]hese risks are not the only risks that we face and our business operations could also be affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations.” This section should not reference unknown or immaterial risks. Please revise this paragraph to delete the above referenced language and clarify that you have discussed all known material risks. In this regard, please refer to comment 1 in our letter dated February 28, 2011 and your response to such comment in your letter dated March 24, 2011.

Response:

In filings subsequent to our response to the February 28, 2011 comment letter, we inadvertently maintained the disclosure questioned by such letter. We confirm that in future filings we will remove the sentence. In addition, we confirm that we have disclosed all known material risks.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Segment Results of Continuing Operations for 2013 as Compared to 2012, page 39

Global Operations Segment, page 40

2.	We note your disclosure that the results for the Global Operations segment improved by $162 million compared to the prior year. We also note that you have attributed this improvement to several factors including: the impact from the divestiture of your interest in the Mahindra Joint Ventures; margin improvements in your South American engine operations; lower engineering and product development costs at your South American engine operations; and lower SG&A expense. In light of the fact that this change in segment loss is attributable to several factors, please revise to quantify the impact of each of these factors on this segments loss for the periods presented or provide the actual cost figures necessary to put these changes in proper context.

Response:

As noted, several factors contributed to the year-over-year improvement in our Global Operations segment.

(i)	The improvement reflects $60 million from the impact of the divestiture of our interests in the Mahindra Joint Ventures. In February 2013, the Company sold its interests in the Mahindra Joint Ventures to Mahindra, which resulted in the segment recording a gain of $26 million. In 2012, the segment incurred an equity loss of $34 million related to the Mahindra Joint Ventures.

(ii)	We improved margins in our South American engine operations by $50 million.

(iii)	We lowered Engineering and product development costs at our South American engine operations by $24 million, due to the completion of the development of certain engines for the Euro V emissions standard and project rationalization of certain other engineering programs.

(iv)	We lowered SG&A expenses by $14 million, which reflects the impact of our cost-reduction initiatives.

United States Securities and Exchange Commission	Confidential Treatment Requested by
March 18, 2014	Navistar International Corporation

We confirm that in future filings we will modify our disclosures to ensure factors are sufficiently quantified to enable the user to understand the operating results and changes in comparative periods.

Consolidated Statement of Cash Flows, page 71

3.	Please revise your consolidated statement of cash flows to provide separate disclosure of sales and maturities of marketable securities available for sale for each period presented. Refer to the guidance outlined in ASC 320-10-45-11. Also, given that your investment in marketable securities represented approximately 10% of your total assets as of October 31, 2013, please revise the notes to your financial statements to include all of the disclosures required by ASC 320-10-50-2, as applicable.

Response:

Our marketable securities consist of available-for-sale securities that are measured and reported at fair value. They primarily include investments in U.S. government securities and commercial paper with a maturity of greater than 90 days from original issuance. During the twelve months ended October 31, 2013, proceeds from sales or maturities of marketable securities were $1,415 million. This included $1,220 million, or 86%, of proceeds from sales of marketable securities and $195 million, or 14%, of proceeds from maturities of marketable securities.

ASC 320-10-45-11 requires that, “Cash flows from purchases, sales, and maturities of available-for-sale securities and held-to-maturity securities shall be classified as cash flows from investing activities and reported gross for each security classification in the statement of cash flows. Cash flows from purchases, sales, and maturities of trading securities shall be classified based on the nature and purpose for which the securities were acquired.”

We present the purchases and sales and maturities of the available-for-sale securities on a gross basis in the investing activities section of the consolidated statements of cash flows. Based on our investment strategy and the historic composition of the proceeds, with the vast majority of proceeds coming from the sale of marketable securities, we do not believe separate presentation would provide additional meaningful information to the users of our financial statements.

The Company had marketable securities of $830 million as of October 31, 2013. While the balance represented approximately 10% of our total assets as of October 31, 2013, the balance was significantly higher than historic or expected balances. In addition, the balance as a percentage of total assets was higher than our historic balances and expectations in the future. As of October 31, 2012 and 2011 the balance of marketable securities were $466 million and $718 million, respectively, and represented approximately 5% and 6% of total assets, respectively. As of January 31, 2014 the balance of marketable securities was $630 million and represented approximately 8% of total assets.

United States Securities and Exchange Commission	Confidential Treatment Requested by
March 18, 2014	Navistar International Corporation

ASC 320-10-50-2 indicates:

For securities classified as available for sale, all reporting entities shall disclose all of the following by major security type as of each date for which a statement of financial position is presented:

a.	Amortized cost basis

aa.	Aggregate fair value

aaa.	Total other-than-temporary impairment recognized in accumulated other comprehensive income

b.	Total gains for securities with net gains in accumulated other comprehensive income

c.	Total losses for securities with net losses in accumulated other comprehensive income

d.	Information about the contractual maturities of those securities as of the date of the most recent statement of financial position presented.

In Note 13, Fair Value Measurements, we disclosed the fair value of our marketable securities, which included $396 million of U.S. Treasury bills and $434 million of other investments, primarily consists of commercial paper. We did not recognize any other-than-temporary impairments in accumulated other comprehensive income for the year ended October 31, 2013. Total gains for marketable securities with net gains and total losses for marketable securities with net losses in accumulated other comprehensive income were both less than $1 million as of October 31, 2013. The contractual maturities of our marketable securities were all less than one year as of October 31, 2013. In future filings we will modify our disclosure to address the disclosure requirements of ASC 320-10-50-2 when our marketable securities are material.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies, page 73

Out-Of-Period Adjustments, page 73

4.	We note your disclosure that in March 2010, you entered into an operating agreement with GE Capital Corporation and GE Capital Commercial, Inc. (collectively “GE”), in which GE became your preferred source of retail customer financing for equipment offered by you and your dealers in the U.S. We also note that you provide GE a loss sharing arrangement for certain credit losses. Please explain to us and revise to disclose the significant terms of this loss sharing arrangement.

Response:

In Note 15, Commitment and Contingencies, we disclose the following related to the GE loss sharing arrangements.

“In March 2010, we entered into a three-year operating agreement (with one-year automatic extensions and subject to early termination provisions) with GE (the “GE Operating Agreement”). Under the terms of the GE Operating Agreement, GE became our preferred source of retail customer financing for equipment offered by us and our dealers in the U.S. We provide

United States Securities and Exchange Commission	Confidential Treatment Requested by
March 18, 2014	Navistar International Corporation

GE with a loss sharing arrangement for certain credit losses. Under the loss sharing arrangement we reimburse GE for credit losses in excess of the first 10% of the original value of a financed contract. The Company’s exposure to loss is mitigated because receivables financed under the GE Operating Agreement are secured by the financed equipment. We do not carry the receivables financed under the GE Operating Agreement on our Consolidated Balance Sheets. There were $1.4 billion and $1.2 billion of outstanding finance receivables as of October 31, 2013 and October 31, 2012, respectively, financed through the GE Operating Agreement and subject to the loss sharing arrangement. The related originations of these outstanding finance receivables were $2.0 billion and $1.6 billion as of October 31, 2013 and October 31, 2012, respectively. Related to certain third-party equipment financings by GE and for which we have accounted for as borrowings, we have recognized equipment leased to others of $197 million and financed lease obligations of $219 million included in our Consolidated Balance Sheets as of October 31, 2013. For more information, see Note 1, Summary of Significant Accounting Policies.

Historically, our losses, representing the entire loss amount, on similar finance receivables, measured as a percentage of the average balance of the related finance receivable, ranged from 0.3% to 2.1%. While under limited circumstances NFC retains the right to originate retail customer financing, we expect retail finance receivables and retail finance revenues will continue to decline as our retail portfolio pays down. Based on our historic experience of losses on similar finance receivables and the nature of the loss sharing arrangement, we do not believe our share of losses related to balances currently outstanding will be material.”

In future filings, we will continue to disclose the terms of the loss sharing arrangement provided to GE and will make reference to this disclosure as appropriate.

Product Warranty Liability, page 81

5.	We note your disclosure that in 2013 you recorded adjustments to pre-existing warranties totaling $404 million, the same amount as the Company recorded in fiscal 2012. We further note, that these adjustments were recorded in each of the quarters during 2013. In light of the significance of your adjustments to pre-existing warranties during 2013, please explain to us in further detail, the nature and specific timing of the events or changes in facts or circumstances that resulted in the significant adjustments for changes in estimates for pre-existing warranties during each of the quarterly periods in 2013.

Response:

Warranty estimation process and background

Our warranty estimates are established using historical information about the nature, frequency, timing, and average cost of warranty claims. Warranty claims are influenced by numerous factors, including new product introductions, technological developments, the competitive environment, the design and manufacturing process, and the complexity and related costs of component parts. We estimate our warranty accrual for our engines and trucks based on engine types and model years. Our warranty accruals take into account the projected ultimate cost-per-unit (“CPU”) utilizing historical claims information. The CPU represents the total cash projected

United States Securities and Exchange Commission	Confidential Treatment Requested by
March 18, 2014	Navistar International Corporation

to be spent for warranty claims for a particular model year during the warranty period, divided by the number of units sold. The projection of the ultimate CPU is affected by component failure rates, repair costs, and the timing of failures in the product life cycle. Warranty claims inherently have a high amount of variability in both timing and magnitude and are influenced by external factors, which can include, among other factors, product application, environmental factors, and availability and costs of replacement parts. Our warranty estimation process takes into consideration numerous variables that contribute to the precision of the estimate and reduce the sensitivity of the model to any one variable, but the variables also add to the complexity of the model. We perform periodic reviews of warranty spend data to allow for timely consideration of the effects of the variables on our warranty accruals. We also utilize actuarial analysis in order to determine whether our accrual estimate falls within a reasonable range.

Recent emissions standards have resulted in rapid product development cycles that have included significant changes from previous engine models. New on-highway emissions standards commenced in the U.S. on January 1, 2007, which reduced allowable particulate matter and allowable nitrogen oxide (“NOx”) and reached the last phase-in period (“EPA 2010 emission standards”) effective with engine model year 2010 (“EPA 2010 emission engines”). Component complexity and increased costs of engine parts associated with meeting emissions standards have contributed to higher repair costs which have exceeded those that we have historically experienced. Initial warranty estimates for new model year products are based on the previous model years product warranty experience until the new product progresses sufficiently through its life cycle and the related claims data becomes mature. Historically, warranty claims experience for launch-year products has been higher compared to the prior model year engines; however, over time we have been able to refine both the design and manufacturing process to reduce both the volume and the magnitude of warranty claims. New product launches require a greater use of judgment in developing estimates until historical experience becomes available. For initial warranty estimates related to new launch year-products, we consider historic experience from previous launches and may include a factor in our estimation process to account for the anticipated benefits of improvements in the design and manufacturing processes.

We record adjustments to pre-existing warranties for changes in our estimate of warranty costs for products sold in prior fiscal years. Such adjustments typically occur when claims experience deviates from historic and expected trends. Throughout fiscal 2013 and 2012, engine warranty claims experience was worse than historic experience and expectations.

When we identify cost effective opportunities to correct issues in products sold or corrective actions for safety issues, we initiate product recalls or field campaigns. As a result of the uncertainty surrounding the nature and frequency of product recalls and field campaigns, the liability for such actions are generally recorded when we commit to a product recall or field campaign.

[***Redacted***]

United States Securities and Exchange Commission	Confidential Treatment Requested by
March 18, 2014	Navistar International Corporation

Note 20. Supplemental Cash Flow Information, page 138

6.	We note that other non-cash operating activities for 2013 include income from operating leases of $75 million. Please explain to us the nature of this amount and tell us why it is a non-cash operating activity.

Response:

As disclosed in Note 1, Summary of Significant Accounting Policies, under the sub-heading: Out-of-Period Adjustments, the determination was made that certain sales that were ultimately financed by GE did not qualify for revenue recognition, as we retained substantial risks of ownership in the leased property. As a result, the transactions should have been accounted for as borrowings, resulting in the proceeds from the transfer being recorded as an obligation and amortized to revenue over the term of the financing with a corresponding asset recorded in Property, Plant and Equipment and depreciated to expense over the same period.

The $75 million of Income from operating leases, disclosed in Note 20, Supplemental Cash Flow Information represents the cumulative amortization of the proceeds from the related borrowings through October 31, 2013 and is treated as a non-cash adjustment to Net income (loss) in operating cash flows. Substantially offsetting this amount is depreciation expense related to the corresponding asset discussed above, which is included within Depreciation of equipment leased to others in the Company’s Consolidated Statements of Cash Flows.

In future filings we will modify the line item heading within the Supplemental Cash Flow Information disclosure from Income from operating leases to Amortization of secured borrowings.

Report on Form 8-K filed December 20, 2013

7.	We note that you present the non-GAAP measures “manufacturing segment cash and cash equivalents and marketable securities” and “adjusted manufacturing segment cash and cash equivalents and marketable securities” in the press release furnished in your report on Form 8-K. In addition to the reconciliation to the most comparable GAAP measure, please revise your disclosures to also explain why you believe the presentation of each of these non-GAAP measures provides useful information to investors.

Response:

In our Form 8-K filed March 5, 2014, we revised our press release disclosures to explain why we believe the presentation of our non-GAAP measure provides useful information to our investors. We confirm that in our future filings we will continue to include language with an explanation of why we believe our non-GAAP measures are useful to investors.

United States Securities and Exchange Commission	Confidential Treatment Requested by
March 18, 2014	Navistar International Corporation

In responding to the Comment Letter, Navistar acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (331) 332-2251 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ RICHARD C. TARAPCHAK
Richard C. Tarapchak
Senior Vice President and Corporate Controller
(Principal Accounting Officer)